UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Tsukishima Holdings Kabushiki Kaisha

(Name of Subject Company)

Tsukishima Holdings Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Kakoki Kaisha, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tsukishima Holdings Co., Ltd.

Attn: Kogure Hiroyuki

Senior General Manager, Legal I.P. Department

3-5-1, Harumi, Chuo-ku,

Tokyo 104-0053 Japan

+81-3-5560-6751

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Notice Regarding Revision of Year-End Dividend Forecast (Increase in Year-End Dividend and Commemorative Dividend);

99.2	Notice Regarding Difference Between Consolidated Earnings Forecast and Actual Results for the Second Quarter (Interim Period) of the Fiscal Year Ending March 31, 2027, and Revision of Full-Year Consolidated Earnings Forecast;

99.3	Consolidated Financial Results for the Six Months Ended September 30, 2026 (Japanese GAAP);

99.4	(Correction) Notice regarding partial correction of “Consolidated Financial Results for the Six Months Ended September 30, 2026 (Japanese GAAP)”.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

Mitsubishi Kakoki Kaisha, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 1, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Kakoki Kaisha, Ltd.

/s/ Takaharu Negi
Name:	Takaharu Negi
Title:	Division Director
Planning & Administrative Division

Date: November 2, 2026